Mail Stop 4561                                         May 11, 2009

*By U.S. Mail and Facsimile to: (740) 349-3765 and 349-3709*


C. Daniel DeLawder
Chief Executive Officer
Park National Corporation
50 North Third Street
P.O. Box 3500
Newark,  Ohio  43058-3500


      **Re:**    **Park National Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2008**
             **Filed February 25, 2009 and**
             **Correspondence filed April 2, 16 and 28, 2009**
             **File No. 001-13006**


Dear Mr. DeLawder:

      We have completed our review of your Form 10-K, related filings and correspondence and have no further comments at this time.

      Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3698 with any other questions.


                            Sincerely,


                            Mark Webb
                            Branch Chief